FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS
ON OCTOBER 28 2010

1. DATE, TIME AND PLACE: On the twenty-eighth day of October, 2010, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. The majority of the acting board members were present at the meeting.

4. AGENDA: Increase of the Company capital upon the issuing of preferred shares Class A (“PNA”), in compliance with the Company’s Stock Option Plans, subject to the limit of authorized capital.

5. RESOLUTIONS: Beginning the works, the Directors examined the item on the Agenda and, by unanimous vote, as a consequence of the exercise of the call options concerning Series 10, A1 Silver, A2 Silver and Gold and A4 Silver and Gold shares, under the Company’s Stock Option Plans (“Plan”), approved at the Annual Shareholders’ Meetings held on April 28, 1997 and December 20, 2006, decided to approve, upon observance of the Company’s authorized capital limit, under Section 6 of the Company Bylaws, the increase of the Company capital in the total amount of three million six hundred thirteen thousand one hundred forty-five Brazilian reals and forty-two cents (R$ 3,613,145.42), upon the issuing of one hundred sixty-one thousand nine hundred forty-six (161,946) preferred shares Class A, being: (i) one thousand six hundred and twenty (1,620) preferred shares Class A, at the issuing price of forty-one Brazilian reals and twelve cents (R$ 41.12) per share, stipulated under the Plan, totaling the amount of sixty-six thousand six hundred fourteen Brazilian reals and forty cents (R$ 66,614.40), concerning the exercise of Series 10; (ii) two thousand seven hundred and twenty (2,720) preferred shares Class A, at the issuing price of twenty-four Brazilian reals and sixty-three cents (R$ 24.63) per share, stipulated under the Plan, totaling the amount of sixty-six thousand nine hundred ninety-three Brazilian reals and sixty cents (R$ 66,993.60), concerning the exercise of Series A1 Silver; (iii) one thousand three hundred ninety (1,390) preferred shares Class A, at the issuing price of twenty-six Brazilian reals and ninety-three cents (R$ 26.93) per share, stipulated under the Plan, totaling the amount of thirty-seven thousand four hundred thirty-two Brazilian reals and seventy cents (R$ 37,432.70), concerning the exercise of Series A2 Silver; (iv) one thousand three hundred and three (1,303) preferred shares Class A, at the issuing price of one cent of Brazilian real (R$ 0.01) per share, stipulated under the Plan, totaling thirteen Brazilian reals and three cents (R$ 13.03), concerning the exercise of Series A2 Gold; (v) seventy-four thousand and twenty-two (74,022) preferred shares Class A, at the issuing price of forty-six Brazilian reals and forty-nine cents (R$ 46.49) per share, stipulated under the Plan, totaling three million four hundred forty-one thousand two hundred eighty-two Brazilian reals and seventy-eight cents (R$ 3,441,282.78), concerning the exercise of Series A4 Silver and (vi) eighty thousand eight hundred ninety-one (80,891) preferred shares Class A, at the issuing price of one cent of Brazilian real (R$ 0.01) per share, stipulated under the Plan, totaling the amount of eight hundred and eight Brazilian reals and ninety-one cents (R$ 808.91), concerning the exercise of Series A4 Gold. The PNA shares, as of their issuing, shall equally share all of the benefits, including dividends and any capital earnings that might be distributed by the Company and shall not be entitled to dividends paid in advance by the Company before their issuing.

5.1. By virtue of the resolution approved above, the Company capital shall be changed from five billion five hundred seventy-four million three hundred seventy-eight thousand eight hundred and twenty Brazilian reals and seventy-four cents (R$ 5,574,378,820.74) to five billion five hundred seventy-seven million nine hundred ninety-one thousand nine hundred sixty-six Brazilian reals and sixteen cents (R$ 5,577,991,966.16) fully subscribed and paid, divided into two hundred fifty-seven million six hundred eighty-two thousand three hundred thirty-nine (257,682,339) shares of no par value, of which ninety-nine million six hundred seventy-nine thousand eight hundred fifty-one (99,679,851) are common shares, one hundred fifty-four million six hundred fifty-three thousand six hundred seventy-seven (154,653,677) are preferred shares Class A and three million three hundred forty-eight thousand eight hundred eleven (3,348,811) are preferred shares Class B.

5.2. Finally, the Directors recorded the dismissal of Mr. Claudio Eugenio Stiller Galeazzi as a guest of this Board of Directors as of September 1st, 2010.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, October 28, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretary of the Meeting Board – Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Arnaud Strasser and Ulisses Kameyama. I certify that this is a summary of the minutes drafted on the relevant book, under Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 8, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.